Exhibit 99.1

Immediate Report of the Results of a General Assembly for the Approval of a Transaction with a
Controlling Shareholder and/or for the Approval of a Private Offer

Following are the results of the General Assembly convened on February 5, 2009:

Type of transaction: Exculpation and indemnification

Summary of the proposed resolution: Granting of exculpation and indemnification to Ilan Ben-Dov, the Chairman of the Company’s Board of Directors and the indirect controlling shareholder therein

The General Assembly resolved: To approve

Number of shares that participated in the voting: 892,412

Number of shares that voted in favor: 671,032

Number of shares that participated in the voting and were not classified as shares whose owners have a personal interest: 892312 of which 671,032 voted in favor of approving the transaction.

Number of shares that voted against: 221,380

Percentage of those voting in favor of approving the transaction, out of total voters having no personal interest in the transaction: 75.20%

Percentage of those voting against, who have no personal interest in the transaction, out of the total voting rights in the Company: 0.59%

Type of transaction: other

Summary of the proposed resolution: Entering by the Company into an agreement for the purchase of its own shares of 9,175,896 ordinary shares of NIS 0.12 par value each of the company, that are owned by Tao Tsuot Ltd. (accompany controlled by Ilan Ben Dov) in exchange for NIS 30 per share, that sums to a total transaction of NIS 275,276,880.

The General Assembly resolved: To approve

Number of shares that participated in the voting: 886,493

Number of shares that voted in favor: 884,831

Number of shares that participated in the voting and were not classified as shares whose owners have a personal interest: 688,010 of which 686,448 voted in favor of approving the transaction.

Number of shares that voted against: 1,662

Percentage of those voting in favor of approving the transaction, out of total voters having no personal interest in the transaction: 99.77%

Percentage of those voting against, who have no personal interest in the transaction, out of the total voting rights in the Company: 0.00%

Other decisions that being approved in the General Meeting:

a.	reappointment of the directors holding office at this time (other than the outside directors) as members of the Company’s Board of Directors: Mr. Ilan Ben-Dov, Mr. Yossi Arad, Ms. Iris Beck, Mr. Shalom Singer, Mr. Yechiel Feingold and Dr. Arie Ovadia;

b.	reappointment of Mr. Yoav Biran for an additional term of office (of three years commencing as of the date of the General Meeting) as an outside director of the Company;

c.	approval of the reappointment of the accounting firm of Brightman, Almagor, Zohar and Co. as the Company’s auditor for the year ending December 31, 2009, and authorization of the Company’s Board of Directors to fix the remuneration of the auditor, according to the volume and nature of the services being provided by it in this regard;

d.	discussion of the Financial Statements and Directors’ Report for the year ended December 31, 2007.